SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)

GRAHAM HOLDINGS COMPANY

(formerly THE WASHINGTON POST COMPANY)

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

384637104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 2 OF 3 PAGES

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in Items 4, 6 and 7 of the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 1, 1973 (the “13D”), as subsequently amended thereafter, with respect to the shares of Class B Common Stock (“Class B Stock”) of Graham Holdings Company (formerly The Washington Post Company, the “Issuer”). Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the 13D as previously filed. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 8 to the 13D filed with the Commission on February 12, 2014.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 11, 2014, Berkshire and the Issuer reached a non-binding agreement in principle for Berkshire to acquire a wholly-owned subsidiary of the Issuer, which will include (i) WPLG, a Miami-based television station, (ii) a number of shares of Berkshire Class A common stock and Class B common stock currently held by the Issuer and (iii) an amount of cash, in exchange for a number of shares of the Issuer’s Class B Stock currently owned by the Berkshire Entities. The specific number of shares of the Issuer’s Class B Stock and Berkshire’s Class A common stock and Class B common stock, as well as the specific amount of cash, to be included in the proposed transaction will be determined on the closing date based on certain factors, including the market prices of such shares at that time. The proposed transaction is subject to agreement on definitive documentation, and will be subject to regulatory approvals and other customary closing conditions. In addition, there will be certain termination rights relating to minimum trading prices of the stock of the Issuer and Berkshire on the closing date, and to a minimum value of the television station for purposes of the proposed transaction on the closing date. The terms of the parties’ current intentions with respect to the proposed transaction are set forth more fully in the non-binding term sheet attached as Exhibit 1 hereto (the “Term Sheet”), which is incorporated herein by reference. Although Berkshire understands that the Issuer’s Board of Directors has approved proceeding on the terms described in the non-binding term sheet, no binding agreement has yet been signed in connection with the proposed transaction, and there can be no assurance that the proposed transaction will be consummated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The amendment to Item 4 set forth above is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description

1	Term Sheet for Proposed Transaction

2	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

CUSIP NO. 384637104	SCHEDULE 13D/A	PAGE 3 OF 3 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: March 12, 2014

WARREN E. BUFFETT

/s/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Chairman & Chief Executive Officer

NATIONAL INDEMNITY COMPANY NATIONAL FIRE & MARINE INSURANCE COMPANY NATIONAL INDEMNITY COMPANY OF MID AMERICA BERKSHIRE HATHAWAY HOMESTATE INSURANCE COMPANY NATIONAL LIABILITY & FIRE INSURANCE COMPANY

By:	/s/ Warren E. Buffett
Name:	Warren E. Buffett
Title:	Attorney-in-Fact